Exhibit A

Ceragon Networks Reports Second Quarter 2017 Financial Results
August 7, 2017

CERAGON NETWORKS REPORTS SECOND QUARTER 2017 FINANCIAL RESULTS

Q2 benefitted from revenue recognized from large orders received in Q1 from a customer in India

Little Falls, New Jersey, August 7, 2017 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist today reported results for the second quarter which ended June 30, 2017.

Second Quarter 2017 Highlights:

Revenues - $93.3 million, up 33.3% from the second quarter of 2016, and up 22.8% from the first quarter of 2017.

Gross margin – 31.3%, compared to 34.7% in the second quarter of 2016 and 29.3% in the first quarter of 2017.

Operating income - $8.0 million, compared to $4.0 million in the second quarter of 2016, and $2.0 million in the first quarter of 2017.

Net income (loss) - net income of $5.0 million, or $0.06 per diluted share for the second quarter of 2017.  Net income for the second quarter of 2016 was $0.1 million, or $0.00 per diluted share. Net loss for the first quarter of 2017 was $(0.1) million or $(0.00) per diluted share.

Non-GAAP results - gross margin was 31.8%, operating profit was $8.8 million, and net income was $6.0 million, or $0.07 per diluted share. For reconciliation of GAAP to non-GAAP results, see the attached tables.

Cash and cash equivalents - $34.1 million at June 30, 2017, compared to $36.5 million at March 31, 2017.

“We are pleased to report a very strong quarter, with total revenue boosted by the recognition of revenue related to large orders received in Q1 from a customer in India, said Ira Palti, president and CEO of Ceragon. “As a result of the additional gross profit contribution from this extra business, Q2 net income was a record, except in those quarters where we had large non-recurring items with a positive impact on net income. We also generated positive cash flow, paid down additional debt, and increased our net cash to $26 million. Our bookings in Q2 support our expectation that we will return to a quarterly run rate of $75 to $80 million during the second half of the year. We expect gross margin in the second half to be above 32%, and we remain on track to achieve our goal of substantial growth in net income for 2017 compared to 2016.”

Supplemental geographical breakdown of revenue for the second quarter of 2017:

•	Europe:	12%
•	Africa:	3%
•	North America:	7%
•	Latin America:	14%
•	India:	53%
•	APAC:	11%

A conference call to discuss the results will begin at 9:00 a.m. EDT. Investors are invited to join the Company’s teleconference by calling USA: (800) 230-1059 or International: +1 (612) 288-0337, from 8:50 a.m. EDT. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/about-us/ceragon/investor-relations, selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: USA: (800) 475-6701 or International +1 (320) 365-3844 Access Code: 426481. A replay of both the call and the webcast will be available through September 7, 2017.

About Ceragon

Ceragon Networks Ltd. (NASDAQ: CRNT) is the world’s #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 4G, mission-critical multimedia services and other applications at high reliability and speed. Ceragon’s unique multicore technology provides a highly reliable, high-capacity 4G wireless backhaul with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with a decline in revenues; the risks relating to the concentration of Ceragon's business in India, Latin America and in developing nations and the political, economic and regulatory risks from doing business in those regions, including  potential currency restrictions; the risk associated with a change in Ceragon’s gross margin as a result of changes in the geographic mix of revenues; the risk associated with the loss of a single customer or customer group, which represents a significant portion of Ceragon’s revenues; the risk associated with Ceragon’s failure to effectively compete with other wireless equipment providers; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.

Investors:
Doron Arazi	or	Claudia Gatlin
+972 3 5431 660		+1 212 830-9080
dorona@ceragon.com		claudiag@ceragon.com

Media:
Tanya Solomon
+972 3 5431163
tanyas@ceragon.com

-tables follow-

Ceragon Reports Second Quarter 2017 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016

Revenues	$93,334	$70,010	$169,355	$129,844
Cost of revenues	64,131	45,720	117,848	84,263

Gross profit	29,203	24,290	51,507	45,581

Operating expenses:
Research and development	6,128	5,355	12,235	10,638
Selling and marketing	10,041	9,716	19,776	19,573
General and administrative	5,065	5,192	9,570	10,110

Total operating expenses	$21,234	$20,263	$41,581	$40,321

Operating income	7,969	4,027	9,926	5,260

Financial expenses, net	1,481	2,372	3,079	3,290

Income before taxes	6,488	1,655	6,847	1,970

Taxes on income	1,506	1,606	1,993	2,357

Net income (loss)	$4,982	$49	$4,854	$(387)

Basic net income (loss) per share	$0.06	$0.00	$0.06	$(0.00)

Diluted net income (loss) per share	$0.06	$0.00	$0.06	$(0.00)

Weighted average number of shares used in computing basic net income (loss) per share	77,891,218	77,674,747	77,845,690	77,664,815

Weighted average number of shares used in computing diluted net income (loss) per share	80,202,048	77,919,559	80,359,375	77,664,815

Ceragon Reports Second Quarter 2017 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30, 2017	December 31, 2016
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$34,087	$36,338
Trade receivables, net	114,077	107,395
Other accounts receivable and prepaid expenses	19,948	17,076
Inventories	56,158	45,647
Total current assets	224,270	206,456

NON-CURRENT ASSETS:
Deferred taxes, net	1,204	1,344
Severance pay and pension fund	5,210	4,575
Property and equipment, net	28,277	27,560
Intangible assets, net	790	1,544
Other non-current assets	3,931	2,746
Total non-current assets	39,412	37,769
Total assets	$263,682	$244,225

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term loan	$8,000	$17,000
Trade payables	90,067	68,408
Deferred revenues	3,674	2,673
Other accounts payable and accrued expenses	19,711	22,425
Total current liabilities	121,452	110,506

LONG-TERM LIABILITIES:
Accrued severance pay and pension	9,745	9,198
Other long term payables	8,829	8,357
Total long-term liabilities	18,574	17,555

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	214	214
Additional paid-in capital	410,128	409,320
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(6,018)	(7,848)
Accumulated deficits	(260,577)	(265,431)

Total shareholders' equity	123,656	116,164

Total liabilities and shareholders' equity	$263,682	$244,225

Ceragon Reports Second Quarter 2017 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Cash flow from operating activities:
Net income (loss)	$4,982	$49	$4,854	$(387)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Depreciation and amortization	2,229	2,668	4,574	4,976
Stock-based compensation expense	261	181	619	592
Decrease (increase) in trade and other receivables, net	(16,519)	(3,875)	(9,288)	30,503
Decrease (increase) in inventory, net of write off	(5,571)	1,171	(10,555)	1,603
Decrease in deferred tax asset, net	155	972	140	1,205
Increase (decrease) in trade payables and accrued liabilities	14,778	1,616	18,775	(18,445)
Increase (decrease) in deferred revenues	2,053	(267)	1,018	(4,934)
Other adjustments	(100)	(218)	(88)	(108)
Net cash provided by operating activities	$2,268	$2,297	$10,049	$15,005

Cash flow from investing activities:
Purchase of property and equipment	(1,196)	(1,407)	(3,505)	(3,608)
Investment in short-term bank deposits	-	(120)	-	(153)
Net cash used in investing activities	$(1,196)	$(1,527)	$(3,505)	$(3,761)

Cash flow from financing activities:
Proceeds from share options exercise	115	7	189	7
Repayment of bank loans	(3,500)	(8,400)	(9,000)	(13,472)
Net cash used in financing activities	$(3,385)	$(8,393)	$(8,811)	$(13,465)

Translation adjustments on cash and cash equivalents	$(60)	$155	$16	$280
Decrease in cash and cash equivalents	$(2,373)	$(7,468)	$(2,251)	$(1,941)
Cash and cash equivalents at the beginning of the period	36,460	41,845	36,338	36,318
Cash and cash equivalents at the end of the period	$34,087	$34,377	$34,087	$34,377

Ceragon Reports Second Quarter 2017 Results

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016

GAAP cost of revenues	$64,131	$45,720	$117,848	$84,263
Amortization of intangible assets	(306)	(307)	(609)	(613)
Stock based compensation expenses	(12)	(3)	(32)	(21)
Changes in pre-acquisition indirect tax positions	(165)	(269)	(327)	(403)
Non-GAAP cost of revenues	$63,648	$45,141	$116,880	$83,226

GAAP gross profit	$29,203	$24,290	$51,507	$45,581
Gross profit adjustments	483	579	968	1,037
Non-GAAP gross profit	$29,686	$24,869	$52,475	$46,618

GAAP Research and development expenses	$6,128	$5,355	$12,235	$10,638
Stock based compensation expenses	(45)	2	(123)	(126)
Non-GAAP Research and development expenses	$6,083	$5,357	$12,112	$10,512

GAAP Sales and Marketing expenses	$10,041	$9,716	$19,776	$19,573
Amortization of intangible assets	(74)	(106)	(145)	(205)
Stock based compensation expenses	(75)	(88)	(153)	(220)
Non-GAAP Sales and Marketing expenses	$9,892	$9,522	$19,478	$19,148

GAAP General and Administrative expenses	$5,065	$5,192	$9,570	$10,110
Stock based compensation expenses	(129)	(92)	(311)	(225)
Non-GAAP General and Administrative expenses	$4,936	$5,100	$9,259	$9,885

GAAP financial expenses	$1,481	$2,372	$3,079	$3,290
Currency devaluation in Venezuela related expenses	-	-	-	907
Non-GAAP financial expenses	$1,481	$2,372	$3,079	$4,197

GAAP Tax expenses	$1,506	$1,606	$1,993	$2,357
Changes in pre acquisition tax liability	-	(453)	-	(453)
Non cash tax adjustments	(187)	(242)	(285)	(488)
Non-GAAP Tax expenses	$1,319	$911	$1,708	$1,416

Ceragon Reports Second Quarter 2017 Results

 RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended June 30,		Six months ended, June 30,
	2017	2016	2017	2016

GAAP net income (loss)	$4,982	$49	$4,854	$(387)
Amortization of intangible assets	380	413	754	818
Stock based compensation expenses	261	181	619	592
Changes in pre-acquisition indirect tax positions	165	722	327	856
Currency devaluation in Venezuela related expenses	-	-	-	(907)
Non-cash tax adjustments	187	242	285	488
Non-GAAP net income	$5,975	$1,607	$6,839	$1,460

GAAP basic net income (loss) per share	$0.06	$0.00	$0.06	$(0.00)

GAAP diluted net income (loss) per share	$0.06	$0.00	$0.06	$(0.00)

Non-GAAP basic and diluted net income per share	$0.07	$0.02	$0.08	$0.02

Weighted average number of shares used in computing GAAP basic net income (loss) per share	77,891,218	77,674,747	77,845,690	77,664,815

Weighted average number of shares used in computing GAAP diluted net income (loss) per share	80,202,048	77,919,559	80,359,375	77,664,815

Weighted average number of shares used in computing Non-GAAP diluted net income per share	80,404,841	78,525,583	80,580,267	78,133,900